EXHIBIT 99.1

Update on Avdoralimab Phase 2 Force Trial in COVID-19 Patients With Severe Pneumonia

Investigator-sponsored FORCE trial did not meet primary endpoints

Company will stop exploring avdoralimab in COVID-19

Investigator-sponsored avdoralimab clinical trial in inflammation will continue

MARSEILLE, France, July 06, 2021 (GLOBE NEWSWIRE) -- Innate Pharma SA (Euronext Paris: IPH – ISIN: FR0010331421; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that FORCE (FOR COVID-19 Elimination), the investigator-sponsored, Phase 2 clinical trial evaluating the safety and efficacy of its anti-C5aR1 antibody, avdoralimab, in COVID-19 patients with severe pneumonia, did not meet its primary endpoints in all three cohorts of the trial.

The FORCE trial was initiated based on pre-clinical data showing that patients who progress towards severe COVID-19 disease exhibit an activation of the C5a/C5aR1 pathway. These translational data were observed in the trial; however, they did not translate into clinical benefit over best supportive care.

“The FORCE trial was an opportunistic endeavor to help patients with severe COVID-19, and was supported by pre-clinical data showing the importance of the C5aR1 pathway in the escalation of disease,” said Joyson Karakunnel, MD, MSc, FACP, Chief Medical Officer of Innate Pharma. “While we are disappointed with the results, these data contribute to the scientific understanding of the inflammatory pathways in this disease and potential avenues for treatment. We are proud of our partnership with Assistance Publique–Hôpitaux de Marseille (AP-HM) in this effort.”

“COVID-19-related severe pneumonia has been difficult to treat effectively, and stopping the escalation of disease is crucial to our patients,” said Julien Carvelli, MD, ICU, Timone Hospital, AP-HM, investigator of the FORCE clinical trial. “We are grateful to the patients and their families who supported the FORCE trial and contributed to the global fight against this disease.”

Investigators and the Independent Data Monitoring Committee observed slightly higher deaths in the treatment arm compared to placebo without causality being established. Results from this trial, including translational data, are planned to be submitted for publication.

Based on these results, the Company will stop exploring avdoralimab in COVID-19. Today’s results do not impact the investigator-sponsored, Phase 2 trial of avdoralimab in bullous pemphigoid, an inflammatory disease, which is currently enrolling patients. More than 100 patients have been treated with avdoralimab in inflammation and oncology clinical trials with no new or unexpected safety signals observed.

About the FORCE clinical trial:
FORCE is a multi-center, randomized, double-blind, placebo-controlled Phase 2 trial evaluating avdoralimab in COVID-19 patients with severe pneumonia. The trial is sponsored by Assistance Publique–Hôpitaux de Marseille.

The trial enrolled a total of 208 patients (age 18-80) between the three cohorts:

  Cohort 1: evaluated patients with severe pneumonia without Acute Respiratory Disease Syndrome (ARDS) at baseline. The primary endpoint was clinical improvement on the WHO scale at D14 and D28.
  Cohort 2: evaluated patients with severe pneumonia complicated by ARDS and admitted into the ICU at baseline. The primary endpoint was the number of days without mechanical ventilation at D28.
  Cohort 3: evaluated patients with COVID-19-related ARDS requiring mechanical ventilation. The primary endpoint was clinical improvement on the WHO scale at D14 and D28.

The trial was launched based on findings from the Marseille-based exploratory research taskforce, named EXPLORE COVID-19, which analyzed immune cells in COVID-19 patients at different stages of the disease. Results from this translational study were published in Nature.

In August 2020, the Company announced it obtained up to €6.8 million in public funding from the French government for its COVID-19 R&D activities. This funding is part of the government’s PSPC COVID call for COVID-19 related projects and will cover the Company’s development of its COVID-19 activities, which began in March 2020, including the EXPLORE COVID-19 translational research study and its two Phase 2 investigator-sponsored clinical trials, FORCE and ImmunONCOVID-20.

About Avdoralimab:
Avdoralimab (IPH5401) is a therapeutic antibody that specifically binds and blocks C5a receptors (C5aR1) expressed on subsets of myeloid-derived suppressor cells (MDSC) and neutrophils. Targeting C5a/C5aR1 has been demonstrated scientifically and through positive clinical trials in some complement-driven inflammatory diseases.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate is a pioneer in the understanding of Natural Killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors Innate Pharma Henry Wheeler Tel.: +33 761 88 38 74 Henry.wheeler@innate-pharma.fr	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com ATCG Press Marie Puvieux (France) Tel.: +33 (0)9 81 87 46 72 innate-pharma@atcg-partners.com